GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED
2009 SEP 14 A 10:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046956

June 29, 2009

BY AIR MAIL (Regd)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from 28th July, 2009 to 8th August, 2009 [both days inclusive] for the purpose of payment of dividend @ Rs.30 (Rupees Thirty only) per Equity Share for the year ended 31st March, 2009 as recommended by the Board of Directors of the Company at its Meeting held on 19th May, 2009.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

9/15

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)